UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Adicet Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76133L103

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Advisors Israel II Limited

OrbiMed Israel GP Ltd.

OrbiMed Israel GP II, L.P.

OrbiMed Israel BioFund GP Limited Partnership

OrbiMed Capital GP V LLC
OrbiMed Capital GP VI LLC

OrbiMed Genesis GP LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,147,599
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,147,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,147,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 76133L103
1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,243,259
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,243,259
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,243,259
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Capital GP VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 690,055
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 690,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Advisors Israel II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 396,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 396,657
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Israel GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 396,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 396,657
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Israel GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,885
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,885
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

_______________________

* This percentage is calculated based upon 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Israel BioFund GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,885
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,885
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 76133L103
1	NAME OF REPORTING PERSONS OrbiMed Genesis GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 214,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 214,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

_______________________

* This percentage is calculated based upon 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

Item 1.	Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D (the “Statement”) originally filed by OrbiMed Advisors LLC and OrbiMed Capital GP VI LLC with the Securities and Exchange Commission (the “SEC”) on January 30, 2018, and amended by Amendment No. 1 originally filed with the SEC on March 25, 2019, and Amendment No. 2 originally filed with the SEC on September 18, 2020, and Amendment No. 3 originally filed with the SEC on February 19, 2021 (“Amendment No. 3”). The Statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Adicet Bio, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal offices located at 500 Boylston Street, 12th Floor, Boston, MA 02116.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ACET”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On February 12, 2021, the Issuer completed a public offering of 6,250,000 Shares at a price to the public of $14.00 per Share (the “Offering”). In addition, the Issuer granted the underwriters an option exercisable for 30 days from the date of the prospectus supplement related to the Offering to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 937,500 Shares. As a result of the Offering and the underwriters exercise of their option, and notwithstanding the participation of OrbiMed Genesis Master Fund, L.P. (“Genesis”) in the Offering, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than 1% since the filing of Amendment No. 3.

Item 2.	Identity and Background

(a)       This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), OrbiMed Capital GP V LLC (“GP V”), OrbiMed Capital GP VI LLC (“GP VI”), OrbiMed Genesis GP LLC (“Genesis GP”), OrbiMed Israel BioFund GP Limited Partnership (“BioFund”), OrbiMed Israel GP Ltd. (“Israel GP Ltd.”), OrbiMed Israel GP II, L.P. (“Israel GP II”) and OrbiMed Advisors Israel II Limited (“Israel II Limited”) (collectively, the “Reporting Persons”).

(b) – (c), (f)       GP V, a limited liability company organized under the laws of Delaware, is the general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds Shares, as described herein.  GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VI, a limited liability company organized under the laws of Delaware, is the general partner of OrbiMed Private Investments VI, LP (“OPI VI”), which holds Shares, as described herein.  GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Genesis GP, a limited liability company organized under the laws of Delaware, is the general partner of Genesis, which holds Shares, as described herein.  Genesis GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of GP V, GP VI and Genesis. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

BioFund, a limited partnership organized under the laws of Israel, is the general partner of OrbiMed Israel Partners Limited Partnership (“OIP”), which holds Shares, as described herein.  BioFund has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Israel GP Ltd., a corporation organized under the laws of Israel, is the general partner of BioFund.  Israel GP Ltd. has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Israel GP II, a limited partnership organized under the laws of the Cayman Islands, is the general partner of OrbiMed Israel Partners II, L.P. (“OIP II”), which holds Shares, as described herein. Israel GP II has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Israel II Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of Israel GP II.  Israel II Limited has its principal offices at 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

The directors and executive officers of Advisors, GP V, GP VI, Genesis, Israel GP Ltd., BioFund, Israel II Limited, and Israel GP II are set forth on Schedules I through VIII, attached hereto. Schedules I through VIII set forth the following information with respect to each such person:

(i)       name;

(ii)       business address;

(iii)       present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)       citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I through VIII have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On and prior to the close of December 10, 2021, Advisors and Genesis GP, pursuant to their authority under the limited partnership agreement of Genesis, as more particularly referred to in Item 6, below, caused Genesis to purchase 214,285 Shares in the Offering.

The source of funds for such purchase was the working capital of Genesis.

Item 4. Purpose of Transaction

The Shares have been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the OPI V, OPI VI, Genesis, OIP, or OIP II.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)        The following assumes that there are 39,142,550 shares of common stock of the Adicet Bio, Inc. (the “Issuer”), as set forth in the Issuer’s 424(b)(5) prospectus filed with the Securities and Exchange Commission on December 9, 2021, which amount includes 937,500 Shares issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option.

As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Exchange Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below.  Based upon information contained in the Issuer’s Form 424(b)(5) Prospectus, filed with the SEC on December 9, 2021, such Shares deemed to be indirectly beneficially owned by the Reporting Persons constitutes approximately 19.0% of the issued and outstanding Shares.

Advisors, pursuant to its authority as the managing member of each of GP V, GP VI, and Genesis, the general partners of OPI V, OPI VI, and Genesis, respectively, may be deemed to indirectly beneficially own the Shares held by OPI V, OPI VI, and Genesis.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the Shares held by OPI V, GP VI, pursuant to its authority as the general partner of OPI VI, may be deemed to indirectly beneficially own the Shares held by OPI VI, and Genesis GP, pursuant to its authority as the general partner of Genesis, may be deemed to indirectly beneficially own the Shares held by Genesis.  As a result, Advisors and GP V share the power to direct the vote and to direct the disposition of the Shares held by OPI V, Advisors and GP VI share the power to direct the vote and to direct the disposition of the Shares held by OPI VI, and Advisors and Genesis GP share the power to direct the vote and to direct the dispositions of the Shares held by Genesis. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon (“Gordon”), Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI V, OPI VI, and Genesis.

Israel GP Ltd., pursuant to its authority as the general partner of BioFund, the general partner of OIP, may be deemed to indirectly beneficially own the Shares held by OIP.  BioFund, pursuant to its authority as the general partners of OIP, may be deemed to indirectly beneficially own the Shares held by OIP.  As a result, Israel GP Ltd. and BioFund share the power to direct the vote and to direct the disposition of the Shares held by OIP. Israel GP Ltd. exercises this investment and voting power through a management committee comprised of Gordon, Nissim Darvish, Anat Naschitz, and Erez Chimovits, each of whom disclaims beneficial ownership of the shares held by OIP.

Israel II Limited, pursuant to its authority as the general partner of Israel GP II, the general partner of OIP II, may be deemed to indirectly beneficially own the Shares held by OIP II.  Israel GP II, pursuant to its authority as the general partners of OIP II, may be deemed to indirectly beneficially own the Shares held by OIP II.  As a result, Israel II Limited and Israel GP II share the power to direct the vote and to direct the disposition of the Shares held by OIP II. Israel II Limited exercises this investment and voting power through a management committee comprised of Gordon, David P. Bonita, Nissim Darvish, Anat Naschitz, and Chimovits, each of whom disclaims beneficial ownership of the shares held by OIP II.

In addition, Advisors, GP V, GP VI, Genesis, Israel GP Ltd., BioFund, Israel II Limited, and Israel GP II, pursuant to their authority under the limited partnership agreements of OPI V, OPI VI, Genesis, OIP, and OIP II, prior to the date of this filing, caused OPI V, OPI VI, OIP, and OIP II to enter into the agreements referred to in Item 6 below.

(c)         Other than as reported in this Amendment No. 4, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP V is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Advisors is the managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. Pursuant to these agreements and relationships, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V. The number of Shares attributable to OPI V is 5,243,259. Advisors and GP V may each be considered to hold indirectly 5,243,259 Shares.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. Pursuant to these agreements and relationships, Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power of GP VI to vote and otherwise dispose of securities purchased by OPI VI. The number of Shares attributable to OPI VI is 690,055. Advisors and GP VI may each be considered to hold indirectly 690,055 Shares.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Advisors is the managing member of Genesis GP, pursuant to the terms of the limited liability company agreement of Genesis. Pursuant to these agreements and relationships, Advisors and Genesis GP have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of Genesis GP to vote and otherwise dispose of securities purchased by Genesis. The number of Shares attributable to Genesis is 214,285. Advisors and Genesis GP may each be considered to hold indirectly 214,285 Shares.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, BioFund is the general partner of OIP, pursuant to the terms of the limited partnership agreement of OIP. Israel GP Ltd. is the general partner of BioFund, pursuant to the terms of the limited partnership agreement of BioFund. Pursuant to these agreements and relationships, Israel GP Ltd. and BioFund have discretionary investment management authority with respect to the assets of OIP. Such authority includes the power of BioFund to vote and otherwise dispose of securities purchased by OIP. The number of Shares attributable to OIP is 902,885. Israel GP Ltd. and BioFund may each be considered to hold indirectly 902,885 Shares.

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, Israel GP II is the general partner of OIP II, pursuant to the terms of the limited partnership agreement of OIP II. Israel II Limited is the general partner of Israel GP II, pursuant to the terms of the limited partnership agreement of Israel GP II. Pursuant to these agreements and relationships, Israel II Limited and Israel GP II have discretionary investment management authority with respect to the assets of OIP II. Such authority includes the power of Israel GP II to vote and otherwise dispose of securities purchased by OIP II. The number of Shares attributable to OIP II is 396,657. Israel II Limited and Israel GP II may each be considered to hold indirectly 396,657 Shares.

Gordon, a member of Advisors, is a members of the Board of Directors of the Issuer, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Gordon may receive additional stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Gordon is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such shares or economic benefits are provided to OPI V, OPI VI, OIP, and OIP II.

Lock-Up Agreement

In connection with the Offering, OPI V, OPI VI, OIP, OIP II and Gordon entered into a lock-up agreement (the “Lock-up Agreement”) with the Issuer pursuant to which, among other things, each of these stockholders agreed not to, except in limited circumstances (i) directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of, any Shares, and (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Shares, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Share, whether or not such transaction is to be settled by delivery of Shares, other securities, cash or other consideration, from the date of the final prospectus supplement for the Offering until 90 days from the date of the final prospectus supplement for the Offering.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement between OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, OrbiMed Advisors Israel II Limited, and OrbiMed Israel GP II, L.P.
2.	Form of Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2021

OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Title:	Member

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP VI LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Genesis GP LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Israel GP Ltd.

By:	/s/ Carl L. Gordon
	Title:	Director

OrbiMed Israel BioFund GP Limited Partnership

By:	OrbiMed Israel GP Ltd. its General Partner

By:	/s/ Carl L. Gordon
	Title:	Director of OrbiMed Israel GP Ltd.

OrbiMed Advisors Israel II Limited

By:	/s/ Carl L. Gordon
	Title:	Director

OrbiMed Israel GP II, L.P.

By:	OrbiMed Advisors Israel II Limited its General Partner

By:	/s/ Carl L. Gordon
	Title:	Director of OrbiMed Advisors Israel II Limited

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
C. Scotland Stevens	Member	Member OrbiMed Advisors LLC
David P. Bonita	Member	Member OrbiMed Advisors LLC
Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule III

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule IV

The business and operations of OrbiMed Gensis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule V

The names and present principal occupations of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Israel GP Ltd.

David P. Bonita	Director	Director OrbiMed Israel GP Ltd.
Erez Chimovits Israeli Citizen	Director	Director OrbiMed Israel GP Ltd.

Schedule VI

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its managing member, OrbiMed Israel GP Ltd., set forth on Schedule V attached hereto.

Schedule VII

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 89 Medinat Hayehudim St., building E, Herzliya 4614001 Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited

David P. Bonita	Director	Director OrbiMed Advisors Israel II Limited
Erez Chimovits Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

Schedule VIII

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its managing member, OrbiMed Advisors Israel II Limited, set forth on Schedule VII attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement between OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Capital GP VI LLC, OrbiMed Genesis GP LLC, OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, OrbiMed Advisors Israel II Limited, and OrbiMed Israel GP II, L.P.
2.	Form of Lock-Up Agreement.